                                                     Registration Statement Nos.
                                                        333-83566 and 333-103711

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-1
                                    --------

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                  OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) X


                  BANK ONE TRUST COMPANY, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A National Banking Association                       31-0838515
                                                  (I.R.S. employer
                                                identification number)

100 East Broad Street
Columbus, Ohio                                       43271-0181
(Address of principal executive offices)             (Zip Code)

                  Bank One Trust Company, National Association
                1 Bank One Plaza, 20th Floor, Mail Code IL1-0120
                          Chicago, Illinois 60670-0120
             Attn: Christopher Holly, Law Department (312) 732-1643
            (Name, address and telephone number of agent for service)


                              WELLS FARGO & COMPANY
               (Exact name of obligor as specified in its charter)

                 Delaware
(State or other jurisdiction of incorporation             41-0449260
              or organization)                 (IRS Employer Identification No.)


420 Montgomery Street
San Francisco, California                                   94163
(Address of principal executive offices)                  (Zip Code)


                                   ----------
                     Guarantee for 5.85% Capital Securities
                         (Title of Indenture Securities)

Item 1. General Information. Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

          Comptroller of Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.

          (b) Whether it is authorized to exercise corporate trust powers.

          The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations With the Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

          No such affiliation exists with the trustee.

Item 16. List of exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

          1. A copy of the articles of association of the trustee now in effect.

          2. A copy of the certificates of authority of the trustee to commence business.

          3. A copy of the authorization of the trustee to exercise corporate trust powers.

          4.   A copy of the existing by-laws of the trustee.

          5.   Not Applicable.

          6.   The consent of the trustee required by Section 321(b) of the Act.

          7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

          8.   Not Applicable.

          9.   Not Applicable.

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One Trust Company, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 30th, day of April 2003.


                Bank One Trust Company, National Association,
                Trustee


                By:  /s/ Christopher Holly
                     ---------------------
                     Christopher Holly
                     Vice President

                                    EXHIBIT 1

                  A COPY OF THE ARTICLES OF ASSOCIATION OF THE
                              TRUSTEE NOW IN EFFECT

                              AMENDED AND RESTATED
                             ARTICLES OF ASSOCIATION
                                       of
                  BANK ONE TRUST COMPANY, National Association

FIRST. The title of this Association shall be BANK ONE TRUST COMPANY, National Association.

SECOND. The main office of the Association shall be in the City of Columbus, County of Franklin, State of Ohio.

The business of the Association will be limited to the fiduciary powers and the support of activities incidental to the exercise of those powers. The Association will not expand or alter its business beyond that stated in this article without the prior approval of the Comptroller of the Currency.

THIRD. The Board of Directors of this Association shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of a majority of the shareholders at any annual or special meeting thereof. Each director shall own common or preferred stock of the Association, or of a holding company owning the Association, with an aggregate par, fair market or equity value of not less than $1,000, as of either
(i) the date of purchase, (ii) the date the person became a director, or (iii) the date of that person's most recent election to the Board of Directors, whichever is more recent. Any combination of common or preferred stock of the Association or holding company may be used.

Any vacancy in the Board of Directors may be filled by action of a majority of the remaining directors between meetings of shareholders. The Board of Directors may not increase the number of directors between meetings of shareholders to a number which: (1) exceeds by more than two the number of directors last elected by shareholders where the number was 15 or less; or (2) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless the directors resign or are removed from office.

Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

Honorary or advisory members of the Board of Directors, without voting power or power of final decision in matters concerning the business of the Association, may be appointed by resolution of a majority of the full Board of Directors, or by resolution of shareholders at any annual or special meeting. Honorary or advisory directors shall not be counted to determine the number of directors of the Association or the presence of a quorum in connection with any board action, and shall not be required to own qualifying shares.

FOURTH. There shall be an annual meeting of the shareholders to elect directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place the Board of Directors may designate, on the day of each year specified therefor in the Bylaws or, if that day falls on a legal holiday in the state in which the Association is located, on the next following banking day. If no election is held on the day fixed or in the event of a legal holiday on the following banking day, an election may be held on any subsequent day within 60 days of the day fixed, to be designated by the Board of Directors or, if the directors fail to fix the day, by shareholders representing two-thirds of the shares issued and outstanding. In all cases at least 10 days advance notice of the meeting shall be given to the shareholders by first class mail.

In all elections of directors, the number of votes each common shareholder may cast will be determined by multiplying the number of shares such shareholder owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the shareholder. On all other questions, each common shareholder shall be entitled to one vote for each share of stock held by such shareholder. If the issuance of preferred stock with voting rights has been authorized by a vote of shareholders owning a majority of the common stock of the association, preferred shareholders will have cumulative voting rights and will be included within the same class as common shareholders, for purposes of elections of directors.

A director may resign at any time by delivering written notice to the Board of Directors, its chairperson, or to the Association, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

A director may be removed by shareholders at a meeting called to remove him or her, when notice of the meeting stating that the purpose or one of the purposes is to remove him or her is provided, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause, provided, however, that a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

FIFTH. The authorized amount of capital stock of this Association shall be eighty thousand shares of common stock of the par value of ten dollars ($10.00) each; but said capital stock may be increased or decreased from time to time, according to the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of the Association shall have any preemptive or preferential right of subscription to any shares of any class of stock of the Association, whether now or hereafter authorized, or to any obligations convertible into stock of the Association, issued or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion, may from time to time determine and at such price as the Board of Directors may from time to time fix.

Unless otherwise specified in the Articles of Association or required by law,
(1) all matters requiring shareholder action, including amendments to the Articles of Association, must be approved by shareholders owning a majority voting interest in the outstanding voting stock, and (2) each shareholder shall be entitled to one vote per share.

Unless otherwise specified in the Articles of Association or required by law, all shares of voting stock shall be voted together as a class on any matters requiring shareholder approval. If a proposed amendment would affect two or more classes or series in the same or a substantially similar way, all the classes or series so affected must vote together as a single voting group on the proposed amendment.

Shares of the same class or series may be issued as a dividend on a pro rata basis and without consideration. Shares of another class or series may be issued as share dividends in respect of a class or series of stock if approved by a majority of the votes entitled to be cast by the class or series to be issued unless there are no outstanding shares of the class or series to be issued. Unless otherwise provided by the Board of Directors, the record date for determining shareholders entitled to a share dividend shall be the date the Board of Directors authorizes the share dividend.

Unless otherwise provided in the Bylaws, the record date for determining shareholders entitled to notice of and to vote at any meeting is the close of business on the day before the first notice is mailed or otherwise sent to the shareholders, provided that in no event may a record date be more than 70 days before the meeting.

If a shareholder is entitled to fractional shares pursuant to preemptive rights, a stock dividend, consolidation or merger, reverse stock split or otherwise, the Association may: (a) issue fractional shares or; (b) in lieu of the issuance of fractional shares, issue script or warrants entitling the holder to receive a full share upon surrendering enough script or warrants to equal a full share;
(c) if there is an established and active market in the Association's stock, make reasonable arrangements to provide the shareholder with an opportunity to realize a fair price through sale of the fraction, or purchase of the additional fraction required for a full share; (d) remit the cash equivalent of the fraction to the shareholder; or (e) sell full shares representing all the fractions at public auction or to the highest bidder after having solicited and received sealed bids from at least three licensed stock brokers, and distribute the proceeds pro rata to shareholders who otherwise would be entitled to the fractional shares. The holder of a fractional share is entitled to exercise the rights for shareholder, including the right to vote, to receive dividends, and to participate in the assets of the Association upon liquidation, in proportion to the fractional interest. The holder of script or warrants is not entitled to any of these rights unless the script or warrants explicitly provide for such rights. The script or warrants may be subject to such additional conditions as:
(1) that the script or warrants will become void if not exchanged for full shares before a specified date; and (2) that the shares for which the script or warrants are exchangeable may be sold at the option of the Association and the proceeds paid to scriptholders.

The Association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders.

Obligations classified as debt, whether or not subordinated, which may be issued by the Association without the approval of shareholders, do not carry voting rights on any issue, including an increase or decrease in the aggregate number of the securities, or the exchange or reclassification of all or part of securities into securities of another class or series.

SIXTH. The Board of Directors shall appoint one of its members president of this Association, and one of its members chairperson of the board and shall have the power to appoint one or more vice presidents, a secretary who shall keep minutes of the directors' and shareholders' meetings and be responsible for authenticating the records of the Association, and such other officers and employees as may be required to transact the business of this Association. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the Board of Directors in accordance with the Bylaws.

The Board of Directors shall have the power to:

(1) Define the duties of the officers, employees, and agents of the Association.

(2) Delegate the performance of its duties, but not the responsibility for its duties, to the officers, employees, and agents of the Association.

(3) Fix the compensation and enter into employment contracts with its officers and employees upon reasonable terms and conditions consistent with applicable law.

(4)      Dismiss officers and employees.

(5) Require bonds from officers and employees and to fix the penalty thereof.

(6) Ratify written policies authorized by the Association's management or committees of the board.

(7) Regulate the manner in which any increase or decrease of the capital of the Association shall be made, provided that nothing herein shall restrict the power of shareholders to increase or decrease the capital of the association in accordance with law, and nothing shall raise or lower from two-thirds the percentage for shareholder approval to increase or reduce the capital.

(8)      Manage and administer the business and affairs of the Association.

(9) Adopt initial Bylaws, not inconsistent with law or the Articles of Association, for managing the business and regulating the affairs of the Association.

(10) Amend or repeal Bylaws, except to the extent that the Articles of Association reserve this power in whole or in part to shareholders.

(11)     Make contracts.

(12) Generally perform all acts that are legal for a Board of Directors to perform.

SEVENTH. The Board of Directors shall have the power to change the location of the main office of this Association to any other place within the limits of the City of Columbus,

State of Ohio, without the approval of the shareholders; and shall have the power to change the location of the main office of this Association to any other place outside the limits of the City of Columbus, State of Ohio, but not more than thirty miles beyond such limits, with the affirmative vote of shareholders owning two-thirds of the stock of the Association, subject to receipt of a certificate of approval from the Comptroller of the Currency. The Board of Directors shall have the power to establish or change the location of any branch or branches of the Association to any other location permitted under applicable law without the approval of the shareholders, subject to approval by the Office of the Comptroller of the Currency. The Board of Directors shall have the power to establish or change the location of any nonbranch office or facility of the Association without the approval of the shareholders.

EIGHTH. The corporate existence of this Association shall continue until termination according to the laws of the United States.

NINTH. The Board of Directors of this Association, or any shareholders owning, in the aggregate, not less than 20 percent of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the Bylaws or the laws of the United States, or waived by shareholders, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least 10, and no more than 60, days prior to the date of the meeting to each shareholder of record at his/her address as shown upon the books of this Association. Unless otherwise provided by the Bylaws, any action requiring approval of shareholders must be effected at a duly called annual or special meeting.

TENTH. The Association shall provide indemnification as set forth below:

Every person who is or was a Director, officer or employee of the Association or of any other corporation which he served as a Director, officer or employee at the request of the Association as part of his regularly assigned duties may be indemnified by the Association in accordance with the provisions of this Article against all liability (including, without limitation, judgments, fines, penalties, and settlements) and all reasonable expenses (including, without limitation, attorneys' fees and investigative expenses) that may be incurred or paid by him in connection with any claim, action, suit or proceeding, whether civil, criminal or administrative (all referred to hereafter in this Article as "Claims") or in connection with any appeal relating thereto in which he may become involved as a party or otherwise or with which he may be threatened by reason of his being or having been a Director, officer or employee of the Association or such other corporation, or by reason of any action taken or omitted by him in his capacity as such Director, officer or employee, whether or not he continues to be such at the time such liability or expenses are incurred; provided that nothing contained in this Article shall be construed to permit indemnification of any such person who is adjudged guilty of, or liable for, willful misconduct, gross neglect of duty or criminal acts, unless, at the time such indemnification is sought, such indemnification in such instance is permissible under applicable law and regulations, including published rulings of the Comptroller of the Currency or other appropriate supervisory or regulatory authority; and provided further that there shall be no indemnification of Directors, officers, or employees against expenses, penalties, or other payments incurred in an administrative proceeding or action instituted by an appropriate regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to the Association.

Every person who may be indemnified under the provisions of this Article and who has been wholly successful on the merits with respect to any Claim shall be entitled to indemnification as of right. Except as provided in the preceding sentence, any indemnification under this Article shall be at the sole discretion of the Board of Directors and shall be made only if the Board of Directors or the Executive Committee acting by a quorum consisting of Directors who are not parties to such Claim shall find or if independent legal counsel (who may be the regular counsel of the Association) selected by the Board of Directors or Executive Committee whether or not a disinterested quorum exists shall render their opinion that in view of all of the circumstances then surrounding the Claim, such indemnification is equitable and in the best interests of the Association. Among the circumstances to be taken into consideration in arriving at such a finding or opinion is the existence or non-existence of a contract of insurance or indemnity under which the Association would be wholly or partially reimbursed for such indemnification, but the existence or non-existence of such insurance is not the sole circumstance to be considered nor shall it be wholly determinative of whether such indemnification shall be made. In addition to such finding or opinion, no indemnification under this Article shall be made unless the Board of Directors or the Executive Committee acting by a quorum consisting of Directors who are not parties to such Claim shall find or if independent legal counsel (who may be the regular counsel of the Association) selected by the Board of Directors or Executive Committee whether or not a disinterested quorum exists shall render their opinion that the Directors, officer or employee acted in good faith in what he reasonably believed to be the best interests of the Association or such other corporation and further in the case of any criminal action or proceeding, that the Director, officer or employee reasonably believed his conduct to be lawful. Determination of any Claim by judgment adverse to a Director, officer or employee by settlement with or without Court approval or conviction upon a plea of guilty or of nolo contendere or its equivalent shall not create a presumption that a Director, officer or employee failed to meet the standards of conduct set forth in this Article. Expenses incurred with respect to any Claim may be advanced by the Association prior to the final disposition thereof upon receipt of an undertaking satisfactory to the Association by or on behalf of the recipient to repay such amount unless it is ultimately determined that he is entitled to indemnification under this Article.

The rights of indemnification provided in this Article shall be in addition to any rights to which any Director, officer or employee may otherwise be entitled by contract or as a matter of law. Every person who shall act as a Director, officer or employee of this Association shall be conclusively presumed to be doing so in reliance upon the right of indemnification provided for in this Article.

ELEVENTH. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount. The Association's Board of Directors may propose one or more amendments to the Articles of Association for submission to the shareholders.

                                    EXHIBIT 2

                  A COPY OF THE CERTIFICATE OF AUTHORITY OF THE
                          TRUSTEE TO COMMENCE BUSINESS



                                   CERTIFICATE


I, John D. Hawke, Jr., Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. "Bank One Trust Company, National Association," Columbus, Ohio, (Charter No. 16235) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.


                                IN TESTIMONY WHEREOF, I have hereunto
                                subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this 25th day of July, 2001.



                                /s/ John D. Hawke, Jr.
                                ----------------------
                                Comptroller of the Currency

                                    EXHIBIT 3



                   A COPY OF THE AUTHORIZATION OF THE TRUSTEE
                       TO EXERCISE CORPORATE TRUST POWERS



                                   CERTIFICATE


I, John D. Hawke, Jr., Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. "Bank One Trust Company, National Association," Columbus, Ohio, (Charter No. 16235) was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 U.S.C. 92a, and that the authority so granted remains in full force and effect on the date of this Certificate.

                                IN TESTIMONY WHEREOF, I have hereunto
                                subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this 25th day of July, 2001.



                                /s/ John D. Hawke, Jr.
                                ----------------------
                                Comptroller of the Currency

                                    EXHIBIT 4

                  A COPY OF THE EXISTING BY-LAWS OF THE TRUSTEE
                                     BY-LAWS

                                       OF

                  BANK ONE TRUST COMPANY, NATIONAL ASSOCIATION



                      AS AMENDED AND RESTATED JULY 20, 2001



                                     BY-LAWS

                                       OF

                  BANK ONE TRUST COMPANY, NATIONAL ASSOCIATION


                                    ARTICLE I
                                    ---------

                              CORPORATE GOVERNANCE
                              --------------------

         To the extent not inconsistent with applicable Federal banking statutes or regulations, or safe and sound banking practices, the Bank shall follow the corporate governance procedures of the Delaware General Corporation Law, as amended.

                                   ARTICLE II
                                   ----------

                                  SHAREHOLDERS
                                  ------------

         SECTION 1. Annual Meeting. The regular annual meeting of shareholders of the Bank to elect directors and to transact whatever other business may properly come before the meeting shall be held in its main office on the third Tuesday in February if not a legal holiday under the Laws of Ohio, and if a legal holiday, then on the next business day following, at 11:30 A.M., or on such other date and time as shall be designated by the Board of Directors. If, for any cause, the annual election of directors should not be held on that date, the Board shall order the election to be held on some subsequent day, of which special notice shall be given.

         SECTION 2. Judges of Election. To the extent required by law, the Board of Directors shall, prior to the time of the election of directors, appoint three persons to be Judges of Election, who shall hold and conduct the same, and who shall, after the election has been held, certify under their hands to the Secretary of the Bank the result thereof and the names of the directors-elect.

         SECTION 3. Notice to Directors-Elect. The Secretary upon receiving the Certificate of the Judges of Election as aforesaid, shall cause the same to be recorded upon the minute book of the Bank, and shall notify the directors-elect of their election and of the time at which they are required to meet at the main office of the Bank for the purpose of organizing the new Board. If at the time fixed for the meeting of the directors-elect there should not be a quorum present, the members present may adjourn from time to time until a quorum is obtained.

         SECTION 4. Special Meetings. Special meetings of the shareholders may be called in accordance with Article NINTH of the Bank's Articles of Association.

         SECTION 5. Record Date. The Board of Directors may fix in advance a day not more than sixty (60) or less than ten (10) days prior to the date of holding any regular or special meeting of shareholders as the day as of which shareholders entitled to notice of and to vote at such meeting shall be determined.

         SECTION 6. Notice. The Bank shall mail notice of any meeting of shareholders at least 10 days prior to the meeting by first class mail, unless the Office of the Comptroller of the Currency determines that an emergency circumstance exists. If the Bank is a wholly-owned subsidiary of a company, the sole shareholder may waive notice of the shareholder's meeting.

         SECTION 7. Consent of Shareholders in Lieu of Annual or Special Meeting. Unless otherwise restricted by law or the Articles of Association, any action which may be taken at any annual or special shareholder meeting may be taken without a meeting, without prior notice and without a vote, if written consent setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who did not give written consent.

         SECTION 8. Minutes. The proceedings of shareholders at all regular and special meetings or by written consent in lieu of a meeting shall be recorded in the minute book, together with the Articles of Association of the Bank and the returns of the Judges of Election. The minutes of each meeting shall be signed by the Presiding Officer, and attested by the Secretary, or other officer of the Bank acting in place of the Secretary.

                                   ARTICLE III
                                   -----------

                                    DIRECTORS
                                    ---------

         SECTION 1. Authority. The Board of Directors shall have the power to manage and administer the business and affairs of the Bank. Except as expressly limited by law, all corporate powers of the Bank shall be vested in and may be exercised by the Board of Directors.

         SECTION 2. Number. The Board of Directors shall at all times consist of not less than five nor more than twenty-five individuals. The exact number within such minimum and maximum limits shall be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any meeting thereof; provided, however, that the Board of Directors may not increase the number of directors to a number which: (1) exceeds by more than two the number of directors last elected by shareholders where such number was fifteen or less; or (ii) exceeds by more than four the number of directors last elected by shareholders where such number was sixteen or more, but in no event shall the number of directors exceed twenty-five.

         SECTION 3. Term of Office. Each director shall hold office from the date of his election or appointment until the next annual shareholder meeting. Any director ceasing to be the owner of the amount of stock required by law or in any other manner becoming disqualified shall thereupon vacate his office as director.

         SECTION 4. Compensation. The Board of Directors may provide that a reasonable fee be paid to any of its members or to the members of any duly authorized committee for services rendered. No such payment shall preclude any director from serving the Bank in any other capacity and receiving compensation therefor.

         SECTION 5. Regular Meetings. Regular meetings of the Board of Directors shall be held on such dates, times and locations as determined by the Chairman of the Board and communicated in writing to the directors.

         SECTION 6. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President. Such meetings shall be held at such times and at such places as shall be determined by the officer calling the meeting. Notice of any special meeting of directors shall be given to each director at the director's business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least two (2) days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. Such notice need not state the purposes of the meeting. Any or all directors may waive notice of any meeting, either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

         SECTION 7. Quorum; Majority Vote. A quorum of directors shall be required to transact business at any regular or special meeting of the Board of Directors. A majority of the directors shall constitute a quorum. Each director shall be entitled to one vote. A vote by a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present shall be required to approve any matter or proposal at any such meeting.

         SECTION 8. Vacancies. When any vacancy occurs in the Board of Directors, a majority of the remaining members of the Board, according to the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board of Directors, or at a special meeting called for that purpose at which a quorum is present, or if the directors remaining in office constitute fewer than a quorum of the Board of Directors, by the affirmative vote of a majority of all the directors remaining in office, or by shareholders at a special meeting called for that purpose. At any such shareholder meeting, each shareholder entitled to vote shall have the right to multiply the number of votes he or she is entitled to cast by the number of vacancies being filled and cast the product for a single candidate or distribute the product among two or more candidates. A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

         SECTION 9. Presiding Officer. The Chairman of the Board shall preside at all meetings of the Board of Directors at which he is present. In the absence of the Chairman of the Board, the President shall perform the duties of the Chairman of the Board and shall preside at the meetings of the Board of Directors. In the absence of the Chairman of the Board and the President, the Vice Chairman of the Board (or in the event there be more than one Vice Chairman of the Board, the Vice Chairmen of the Board in the order designated, or in the absence of any designation, then in the order of their election) shall perform their duties and shall preside at the meetings of the Board of Directors.

         SECTION 10. Minutes of Meeting. The Secretary to the Board of Directors shall take minutes at any regular or special meeting of the Board of Directors. If the Secretary is not present at any such meeting, the Chairman of the Board may designate a secretary pro tem to take minutes at the meeting. The Secretary or secretary pro tem shall record the actions and proceedings at each regular or special meeting of the Board of Directors as minutes of the meeting and shall maintain such minutes in a minute book of proceedings of such meetings of the Board of Directors. Minutes of each such meeting shall be signed by the presiding officer and secretary of each meeting.

         SECTION 11. Participation in Meetings by Telephone Unless otherwise restricted by law or the Articles of Association, members of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors or committee by means of conference telephone or similar communications equipment which allows each person participating in the meeting to hear each other. Participation in such a meeting shall constitute presence in person at such meeting.

         SECTION 12. Consent of Directors in Lieu of Meeting. Unless otherwise restricted by law or the Articles of Association, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

         SECTION 13. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board, designate one or more committees, each committee to consist of two or more of the Directors of the Bank. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Bank, and may authorize the seal of the Bank to be affixed to all papers which may require it; provided, however, that in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. As used in these By-Laws, "entire Board" means the total number of Directors the Bank would have if there were no vacancies.

         There may be an Executive Committee composed and created as the Board of Directors may designate by resolution passed by a majority of the entire Board. During intervals between the regular meetings of the Board of Directors, the Executive Committee, to the extent permitted by law, the Articles of Association of the Bank and the By-Laws, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Bank.

         Unless otherwise provided by the Board of Directors, a majority of the members of any committee appointed by the Board of Directors pursuant to this Section shall constitute a quorum at any meeting thereof and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of such committee. Any such committee shall, subject to any rules prescribed by the Board of Directors, prescribe its own rules for calling, giving notice of and holding meetings and its method of procedure at such meetings and shall keep a written record of all action taken by it. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

                                   ARTICLE IV
                                   ----------

                                    OFFICERS
                                    --------

         SECTION 1. Officer Titles. The officers of the Bank shall include a Chairman of the Board and a President and may include one or more Vice Chairmen of the Board, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, Vice Presidents and Assistant Vice Presidents, a General Auditor, a General Counsel, a Secretary, and such other officers as may be appropriate for the prompt and orderly transaction of the business of the Bank. Individuals appointed as Chairman of the Board, President, and Vice Chairman of the Board must be members of the Board. The same person may hold any two or more offices. The Chairman of the Board or the President shall have such authority to establish officer titles as from time to time delegated by the Board of Directors and to delegate such authority further to other officers of the Bank. Other officers may be designated by the Secretary as Assistant Secretary to perform the duties of the Secretary.

         SECTION 2. Executive Management. The Chairman of the Board or the President, as determined by the Board of Directors, shall be the chief executive officer of the Bank. In case of the death or disability of the Chairman of the Board, his powers shall be exercised and his duties discharged by the President. In the event of the death or disability of the Chairman of the Board and the President, the Vice Chairman of the Board (or in the event there be more than one Vice Chairman of the Board, the Vice Chairmen of the Board in the order designated, or in the absence of any designation, then in the order of their election) shall exercise the powers and discharge the duties of the Chairman of the Board.

         SECTION 3. Election of Officers. The Board of Directors of the Bank shall have authority to appoint the officers of the Bank. The Chairman of the Board or the President shall have such authority to appoint officers as from time to time delegated by the Board of Directors, and to delegate such authority further to other officers of the Bank.

         SECTION 4. Authority and Responsibility. The authorities and responsibilities of all officers, in addition to those specifically prescribed herein, shall be those usually pertaining to their respective offices, or as may be designated by the Board of Directors or by the Chairman of the Board or by the President, or by any officer of the Bank designated by one of the foregoing.

         SECTION 5. Term of Office. Officers shall be appointed for an indefinite term, and their employment may be terminated or they may be removed from office at any time. The Board of Directors shall have authority to terminate or remove officers of the Bank. The Chairman of the Board or the President shall have such authority to terminate or remove officers as from time to time delegated by the Board of Directors, and to delegate such authority further to other officers of the Bank.

         SECTION 6. Surety. All officers and employees of the Bank who shall be responsible for any moneys, funds or valuables of the Bank shall give bond, or be covered by a blanket bond, in such penal sum and with such security as shall be approved by the Board, conditioned for the faithful and honest discharge of their duties as such officers or employees and that they will faithfully apply and account for all such moneys, funds and valuables and deliver the same on proper demand to the order of the Board of the Bank, or to the person or persons authorized to receive the same.


                                    ARTICLE V
                                    ---------

                                      SEAL
                                      ----

         SECTION 1. Description. The following is a description of the Seal adopted by the Board of the Bank:

         An inner circle with the word "CORPORATE" over the word "SEAL"; the whole surrounded with the words, "BANK ONE TRUST COMPANY, NA."

         SECTION 2. Attestation. Any instrument which is executed for and on behalf of the Bank by its duly authorized officers may, when necessary, be attested and sealed with the corporate seal by any officer of the Bank other than the officer who executes such instrument on behalf of the Bank.

                                   ARTICLE VI
                                   ----------

                            TRANSFERS OF REAL ESTATE
                            ------------------------

         Any Vice President or higher ranking officer shall have authority on behalf of and in the name of the Bank, to execute any document or instrument and to take action which may be necessary or appropriate to purchase, convey, lease, or otherwise affect any real estate or interest in real estate owned or to be owned by the Bank; provided, however, any document or instrument purchasing, conveying or leasing real estate used or to be used by the Bank as banking facilities must be executed by a Senior Vice President or higher ranking officer, or any other officer designated by any of the foregoing. Any Assistant Vice President or higher ranking officer shall have authority to execute and deliver on behalf of and in the name of the Bank, releases of mortgages or trust deeds.

                                   ARTICLE VII
                                   -----------

                          STOCK AND STOCK CERTIFICATES
                          ----------------------------

         SECTION 1. Increase of Stock. In the event of any increase in the capital stock of the Bank the preemptive rights of the shareholders in respect of any such increased stock shall be as set forth in Article FIFTH of the Articles of Association.

         Any warrants or certificates issuable to shareholders in connection with any increase of the capital stock of the Bank, shall be delivered to the respective shareholders entitled thereto, either by hand or by mail, first-class postage prepaid, addressed to their respective addresses as shown on the books of the Bank.

         If, in the event of a sale of additional shares, any subscription rights shall not have been exercised at the expiration of the specified subscription period, such unsubscribed new shares may be issued and sold at such price, not less than the par value thereof, to such persons and on such terms as the Board of Directors may determine.

         SECTION 2. Transfers of Stock. The stock of the Bank shall be assignable only upon the books of the Bank, subject to the restrictions of the Act, and a transfer book shall be kept in which all assignments and transfers of stock shall be made. Transfers of stock may be suspended preparatory to any election or payment of any dividends.

         SECTION 3. Certificates of Stock. Certificates of stock signed by any Vice President or higher ranking officer and the Secretary or any Assistant Secretary may be issued to shareholders, and the Certificates shall state upon the face thereof that the stock is transferable only upon the books of the Bank. If such Certificates are manually countersigned by two other officers of the Bank, the signatures of the officers designated in the preceding sentence may be facsimiles, engraved or printed. In case any officer who has signed or whose facsimile signature has been placed upon such Certificates shall have ceased to be such officer before such Certificates are issued, they may be issued by the Bank with the same effect as if such officer had not ceased to be such at the date of issue.

         In case of transfer of stock, new Certificates of stock shall not be issued until other Certificate or Certificates of stock of an equal amount shall first have been surrendered and cancelled.

         Any one of the following officers of the Bank: the Chairman of the Board, the President, or any Vice Chairman of the Board is each hereby authorized to cause new Certificates of stock of the Bank to be issued to replace Certificates reported to have been lost, stolen or destroyed, upon receipt of: (a) appropriate affidavit or affidavits setting forth whether the Certificates were lost, stolen or destroyed and the circumstances thereof, and
(b) a bond or bonds (blanket or otherwise) or an agreement or agreements of indemnity, sufficient in the opinion of any of such officers to protect the interests of the Bank issuing such new Certificates.

                                  ARTICLE VIII
                                  ------------

                                  BANKING HOURS
                                  -------------

         The Bank shall be open for business during such days of the year and for such hours as the Board of Directors or any officer of the Bank designated by the Board of Directors may from time to time determine.

                                   ARTICLE IX
                                   ----------

                  CONTRACTS, CERTIFICATES OF DEPOSIT AND NOTES
                  --------------------------------------------

         SECTION 1. Execution of Contracts. Any officer of the bank and such other persons as may be authorized by the Board of Directors are severally and respectively authorized to execute documents and to take action in the Bank's name in connection with any and all transactions conducted in the ordinary course of business of the Bank. Such officers and other persons are also authorized to execute and deliver various forms of documents or agreements necessary to effectuate certain investment strategies for various fiduciary or custody customers of the Bank, including, without limitation, exchange funds, options, both listed and over-the-counter, commodities trading, futures trading, hedge funds, limited partnerships, venture capital funds, swap or collar transactions and other similar investment vehicles for which the Bank now or in the future may deem appropriate for investment or fiduciary customers or in which non-fiduciary customers may direct investment by the Bank.

         SECTION 2. Notes. Notwithstanding the foregoing, all notes evidencing obligations of the Bank shall be signed either manually or by facsimile signature by any officer of the Bank, and, if such signature is not a manual signature, shall be validated by the manual signature of another officer of the Bank whose signature does not already appear on said note or by the authorized officers of corporate fiduciaries or agents with whom the Board of Directors may from time to time by resolution authorize the officers of the Bank to contract for services in connection with the validation and delivery of notes issued by the Bank.

                                    ARTICLE X
                                    ---------

                                  VOTING RIGHTS
                                  -------------

         The vote of the Bank as stockholder in any corporation in which it may hold stock or upon any securities carrying voting rights which it shall have the right to vote in its individual capacity as a Bank, shall be cast at any stockholders' or shareholders' meeting by any Vice President or higher ranking officer, or the Secretary, in person, or by some person or persons authorized by written proxy signed by one of said officers.

         In all cases where shares of stock or other securities carrying voting rights and owned by the Bank shall be held in the name of a nominee of the Bank, any Vice President or higher ranking officer, or the Secretary, may authorize such nominee to vote such stock or other securities in person, either unconditionally or upon such terms, limitations, or conditions as such officer may direct, or any such officer may authorize such nominee to execute a proxy to vote such shares of stock or other securities carrying voting rights, either unconditionally or upon such terms, conditions and/or limitations as such officer shall approve.

                                   ARTICLE XI
                                   ----------

                                  EXAMINATIONS
                                  ------------

         If the Bank has a General Auditor, it shall be the duty of the Auditor to examine, from time to time, the various operations of the Bank, verify its assets and liabilities, and perform such other procedures as are required to determine that the accounting records are accurate and to ascertain whether the Bank is in a sound and solvent condition. Major discrepancies and defalcations shall be reported to the Board promptly and other reports shall be made directly to the Board when deemed appropriate either by the Auditor or the Board. In the event of the death, resignation, absence or inability of the Auditor, the Board of Directors shall appoint a competent person who shall make such examinations and reports, pending the election of a successor to the Auditor or the return of the Auditor to his duties.

                                   ARTICLE XII
                                   -----------

                               BONDS OF INDEMNITY
                               ------------------

         Bonds of indemnity given to secure the issuance of duplicate or substitute notes, bonds, stock certificates, checks, debentures or other securities which may have been lost, destroyed or stolen or to secure the payment of any such lost, destroyed or stolen securities or to secure the payment by the Bank of funds deposited by any public authorities, shall be executed by any Assistant Vice President or higher ranking officer, and, if required, sealed with the corporate seal and attested by some other officer of the Bank.

                                  ARTICLE XIII
                                  ------------

                      AUTHORITY TO SELL STOCKS, BONDS, ETC.
                      -------------------------------------

         SECTION 1. U.S. Obligations. Any Assistant Vice President or higher ranking officer may at any time, in his discretion, sell, assign and transfer any and all United States bonds now standing, or which may hereafter stand, in the name of the Bank, and to appoint one or more attorneys for that purpose.

         SECTION 2. Other Obligations. Any Assistant Vice President or higher ranking officer may at any time, in his discretion, sell, assign and transfer any and all notes, bonds, certificates of indebtedness or obligations of any corporation, firm or individual, which said notes, bonds, certificates of indebtedness or obligations are now registered, or may hereafter be registered, in the name of, or for the benefit of, the Bank, or are payable or indorsed to the Bank.

         SECTION 3. Stock. Any Assistant Vice President or higher ranking officer may at any time in his discretion, sell, assign and transfer to any assignee or transferee, for and on behalf of the Bank and in its name, any and all shares of capital stock of any corporation or corporations held by the Bank.

                                   ARTICLE XIV
                                   -----------

                              FIDUCIARY ACTIVITIES
                              --------------------

          SECTION 1. Authority to Sign as Registrar, Transfer Agent, etc. Any officer of the Bank shall have the right to sign, countersign, certify, register, authenticate and identify all bonds, notes, interim certificates, and depositary receipts, warrants, participation certificates, certificates of stock and similar instruments for or in respect of which the Bank may be acting as Trustee, Registrar, Transfer Agent or otherwise.

          SECTION 2. Authority to Vote Stock. The vote of the Bank as stockholder in any corporation or mutual fund in which it may hold capital stock in any fiduciary capacity, unless the governing instrument directs otherwise, may be voted by any officer of the Bank in person, electronically or by written proxy signed by one of said officers.

         SECTION 3. Authority to Sell, Assign and Transfer Stocks, etc. Any officer of the Bank may sell, assign and transfer to any assignee or transferee for the Bank and in its name, any and all shares of the capital stock or other securities and obligations of any individual or entity held by the Bank in any fiduciary capacity, and sign and deliver any instruments with respect to any such items.

         SECTION 4. Authority to Sign Checks and Other Instruments. Any officer of the Bank is authorized to sign for and on behalf of the Bank: checks against any account or accounts of any organizational unit of the Bank exercising fiduciary powers; petitions; schedules; accounts; reports; receipts for funds or securities deposited with the Bank as fiduciary and all instruments or documents that may be necessary or desirable in connection with the execution of any fiduciary powers of the Bank.

         SECTION 5. Delegation of Authority. Anything in this Article XIV to the contrary notwithstanding, the Chairman of the Board or President is authorized to designate in writing such persons as shall be authorized in the name of the Bank to sign or countersign any or all of the documents and instruments enumerated in this Article XIV relating to transactions conducted in connection with the execution of any fiduciary powers of the Bank.

         SECTION 6. Corporate Powers. The business of the Bank shall be to conduct fiduciary activities and to engage in such activities as are necessary, incident, or related to such business, and to exercise such fiduciary powers as are authorized by the Comptroller of the Currency.

                                   ARTICLE XV
                                   ----------

                              AMENDMENT OF BY-LAWS
                              --------------------

         These By-Laws may be changed or amended by the vote of a majority of the directors present at any regularly constituted meeting of the Board of Directors.

                                   ARTICLE XVI
                                   -----------

                           EMERGENCY OPERATION OF BANK
                           ---------------------------

         In the event of an emergency declared by the President of the United States or the person performing his functions, due to threatened or actual enemy attack or disaster, the officers and employees of the Bank will continue to conduct the affairs of the Bank under such guidance from the directors as may be available, except as to matters which by statute require specific approval of the Board of Directors, and subject to conformance with any governmental directives during the emergency.

                                  ARTICLE XVII
                                  ------------

                             DELEGATION OF AUTHORITY
                             -----------------------

         Each of the Chairman of the Board, the President, any Vice Chairman of the Board and the Secretary of the Bank are severally and respectively authorized to designate in writing such persons who shall be authorized in the name and on behalf of the Bank to sign any document or instrument, including certificates of deposit and notes, and to take action which may be necessary or appropriate to the conduct of the Bank's business, in its individual capacity or any other capacity. Any such authorization to sign such document or instrument and to take any action may be general or limited as is determined in the discretion of the Chairman of the Board, the President, any Vice Chairman of the Board or the Secretary.


As amended April 24, 1991                                    Section 3.01 (Officers and Management Staff)

                                                             Section 3.02 (Chief Executive Officer)

                                                             Section 3.03 (Powers and Duties of Officers and
                                                                                Management Staff)

                                                             Section 3.05 (Execution of Documents)

As amended January 27, 1995                                  Section 2.04 (Regular Meetings)

                                                             Section 2.05 (Special Meetings)

                                                             Section 3.01(f) (Officers and Management Staff)

                                                             Section 3.03(e) (Powers and Duties of Officers and
                                                                                  Management Staff)

                                                             Section 5.01 (Seal)

Amended and restated in its entirety effective May 1, 1996

As amended August 1, 1996                                    Section 2.09 (Trust Examining Committee)

                                                             Section 2.10 (Other Committees)

As amended October 16, 1997                                  Section 3.01 (Officers and Management Staff)

                                                             Section 3.02 (Powers and Duties of Officers and
                                                                               Management Staff)

                                                             Section 3.04 (Execution of Documents)

As amended January 1, 1998                                   Section 1.01 (Annual Meeting)


As amended and restated in its entirety effective July 20, 2001


                                    EXHIBIT 6


                       THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(b) OF THE ACT


                                                              April 30, 2003

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the qualification of an indenture between Wells Fargo & Company, Inc., and Bank One Trust Company, National Association, as Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                                Very truly yours,

                                Bank One Trust Company, National Association

                        By: /s/ Christopher Holly
                            ---------------------
                        Christopher Holly
                        Vice President

                                    EXHIBIT 7

Legal Title of Bank: Bank One Trust Company, N.A.     Call Date: 12/31/02
Address:             100 Broad Street
City, State  Zip:    Columbus, OH 43271

                                                   State #:  391581
                                                   Cert #:  21377      Page RC-1


Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for December 31, 2002

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding of the last business day of the quarter.

Schedule RC--Balance Sheet

                                                                 Dollar Amounts in thousands   C300
                                                                                               ----
ASSETS
1.  Cash and balances due from depository institutions (from Schedule
    RC-A):                                                               RCON
                                                                         ----
    a. Noninterest-bearing balances and currency and coin(1) ..........  0081      173,766     1.a
    b. Interest-bearing balances(2) ...................................  0071            0     1.b
2.  Securities
    a. Held-to-maturity securities(from Schedule RC-B, column A) ......    1754          0     2.a
    b. Available-for-sale securities (from Schedule RC-B, column D) ...    1773        119     2.b
3.  Federal funds sold and securities purchased under agreements to resell
    a. Federal Funds Sold .............................................  B987      860,578
    b. Securities Purchased under agreements to resell (3) ............  B989      808,736     3.
4.  Loans and lease financing receivables: (from Schedule RC-C):         RCON
                                                                         ----
    a. Loans and leases held for sale .................................  5369            0     4.a
    b. Loans and leases, net of unearned income .......................  B528       51,834     4.b
    c. LESS: Allowance for loan and lease losses ......................  3123          433     4.c
    d. Loans and leases, net of unearned income and allowance
       (item 4.b minus 4.c) ...........................................  B529       51,401     4.d
5.  Trading assets (from Schedule RC-D) ...............................  3545            0     5.
6.  Premises and fixed assets (including capitalized leases) ..........  2145       13,537     6.
7.  Other real estate owned (from Schedule RC-M) ......................  2150            0     7.
8.  Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M) ....................................  2130            0     8.
9.  Customers' liability to this bank on acceptances outstanding ......  2155            0     9.
10. Intangible assets
    a. Goodwill .......................................................  3163            0     10.a
    b. Other intangible assets (from Schedule RC-M) ...................  0426        6,246     10.b
11. Other assets (from Schedule RC-F) .................................  2160      209,160     11.
12. Total assets (sum of items 1 through 11) ..........................  2170    1,988,092     12.


(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.
(3) Includes all securities resale agreements, regardless of maturity

Legal Title of Bank:  Bank One Trust Company, N.A.    Call Date:  12/31/02
Address:              100 East Broad Street
City, State  Zip:     Columbus, OH 43271

                                                    State #:  391581
                                                    Cert #"  21377    Page RC-2

Schedule RC-Continued

                                                                             Dollar Amounts in
                                                                                 Thousands
                                                                                 ---------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C RCON
       from Schedule RC-E) ............................................  2200   1,708,409      13.a
       (1) Noninterest-bearing(1) .....................................  6631   1,240,694      13.a1
       (2) Interest-bearing ...........................................  6636     467,715      13.a2
    b. Not applicable
14. Federal funds purchased and securities sold under agreements to repurchase
    a. Federal funds purchased (2) ....................................  B993           0      14.a
    b. Securities sold under agreements to repurchase (3) .............  B995           0      14.b
15. Trading Liabilities(from Schedule RC-D) ...........................  3548           0      15.
16. Other borrowed money (includes mortgage indebtedness and
    obligations under capitalized leases) (from Schedule RC-M) ........  3190           0      16.
17. Not applicable
18. Bank's liability on acceptances executed and outstanding ..........  2920           0      18.
19. Subordinated notes and debentures (2) .............................  3200           0      19.
20. Other liabilities (from Schedule RC-G) ............................  2930      42,582      20.
21. Total liabilities (sum of items 13 through 20) ....................  2948   1,750,991      21.
22. Minority interest in consolidated subsidiaries ....................  3000           0      22.
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus .....................  3838           0      23.
24. Common stock ......................................................  3230         800      24.
25. Surplus (exclude all surplus related to preferred stock) ..........  3839      45,157      25.
26. a. Retained earnings ..............................................  3632     191,141      26.a
    b. Accumulated other comprehensive income (3) .....................  B530           3      26.b
27. Other equity capital components (4) ...............................  A130           0      27.
28. Total equity capital (sum of items 23 through 27) .................  3210     237,101      28.
29. Total liabilities, minority interest, and equity
    capital (sum of items 21, 22, and 28) .............................  3300   1,988,092      29.

Memorandum
To be reported only with the March Report of Condition                               ------  --------
1. Indicate in the box at the right the number of the statement below that best       RCON    Number   Number
   describes the most comprehensive level of auditing work performed for the         ------  --------   M.I.
   bank by independent external auditors as of any date during 2000 ............      6724     NA
                                                                                     ------  --------

1 = Independent audit of the bank conducted in accordance by other with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company external conducted in accordance with generally accepted auditing standards by a certified public accounting firm which external submits a report on the consolidated holding company (but not on the bank separately)

3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

4 = Directors' examination of the bank performed external auditors (may be required by state chartering authority)

5 = Review of the bank's financial statements by auditors

6 = Compilation of the bank's financial statements by auditors

7 = Other audit procedures (excluding tax preparation work)

8 = No external audit work


(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "other borrowed money."
(3)  Includes all securities repurchase agreements, regardless of maturity.
(4)  Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and minimum pension liability adjustments.
(6)  Includes treasury stock and unearned Employee Stock Ownership Plan shares.


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